20015635

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DEC 3 0 2020

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43930

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2019 (MM/DD/YY) AND ENDING 09/30/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Forta Financial Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5445 DTC Parkway, Suite 1100
(No. and Street)

Greenwood Village	CO	80111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Campen 303-694-1600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weaver and Tidwell L.L.C.
(Name – *if individual, state last, first, middle name*)

2821 West 7th St., Suite 700	Fort Worth	TX	76107
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Anthony Campen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Forta Financial Group, Inc., as of September 30, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

NOREEN E MURPHY
Notary Public
State of Colorado
Notary ID # 20204026835
My Commission Expires 08-04-2024

Noreen E. Murphy
Notary Public

[signature]
Signature

CEO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORTA FINANCIAL GROUP, INC.
(SEC File No. 8-43930)

Report of Independent Registered Public Accounting Firm
on Financial Statements and Supplemental
Schedules for the Fiscal Period Ended September 30, 2019
Including Report of Independent Registered Accounting Firm on Exemption Report
and Independent Accountants' Agreed-Upon Procedures Report on
Schedule of Assessment and Payments (Form SIPC 7)

FORTA FINANCIAL GROUP, INC.

TABLE OF CONTENTS

weaver
Assurance • Tax • Advisory

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
Forta Financial Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Forta Financial Group, Inc. (the Company) as of September 30, 2020, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion the financial statements present fairly in all material respects, the financial position of the Company as of September 30, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Supplemental Schedule of Computation of Net Capital, Minimum Net Capital Required and Aggregate Indebtedness (the supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

We have served as the Company's auditor since 2020.

Fort Worth, Texas
December 18, 2020

FORTA FINANCIAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2020

ASSETS

Cash and cash equivalents	$	461,824
Due from clearing house	$	8,651
Accrued revenue	$	44,506
Payroll advances	$	16,854
Prepaid expenses	$	24,278
Office equipment, furniture and leasehold improvements, at cost, less accumulated depreciation of $311,429	$	800
Clearing deposit	$	100,434
Deposits	$	33,631
Operating Lease Right of Use Asset	$	259,645
Related party recievables	$	183,463
Defered tax asset	$	108,537
TOTAL ASSETS	$	1,242,623

The accompanying notes are an integral part of these financial statements.

FORTA FINANCIAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2020

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable	$	55,156
Accrued expenses	$	124,143
Accrued contingent liability	$	65,564
Commissions payable	$	16,783
Operating Lease liabilities	$	259,645
State Corp Tax liability	$	3,165
Federal Tax liability	$	3,355
PPP Loan	$	377,700
Taxes payable to parent	$	102,984
TOTAL LIABILITIES	$	1,008,495
COMMITMENT (Note 4)		
STOCKHOLDERS' EQUITY:		
Common stock, at a stated value of $0.05 per share; authorized 10,000,000 shares, 6,971,874 shares issued and outstanding	$	354,343
Additional paid in capital	$	920,192
Retained deficit	$	(1,040,407)
TOTAL STOCKHOLDERS' EQUITY	$	234,128
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	1,242,623

The accompanying notes are an integral part of these financial statements.

FORTA FINANCIAL GROUP, INC..

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED SEPTEMBER 30, 2020

REVENUES:		
Total services	$	3,972,052
TOTAL REVENUE	$	3,972,052
OPERATING EXPENSES:		
Salaries and commissions	$	2,230,673
Rent	$	432,277
Advertising	$	89,719
Payroll and other taxes	$	36,290
Other operating	$	296,842
Office expense	$	10,264
Insurance	$	176,207
Outside services	$	300,228
Brokerage charges	$	160,568
Telephone	$	39,916
Registration fees	$	82,092
Client costs	$	5,613
Travel and entertainment	$	69,967
Depreciation	$	4,964
TOTAL EXPENSES	$	3,635,620
NET OPERATING INCOME	$	36,432
INCOME TAXES	$	12,864
NET INCOME	$	23,568

The accompanying notes are an integral part of these financial statements.

FORTA FINANCIAL GROUP, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED SEPTEMBER 30, 2020

	Common Stock		Treasury Stock				
	Shares	Amount	Shares	Amount	Paid-in Capital	Retained Earnings	Total
BALANCE, OCTOBER 1, 2019	6,971,874	$ 354,343	99,791	(1,001)	$ 921,193	$ (988,975)	$ 285,560
Dividends						$ (75,000)	$ (75,000)
Cancellation of treasury stock			(99,791)	$ 1,001	$ (1,001)		
Net	-	-	-	-	$ -	23,568	$ 23,568
BALANCE, SEPTEMBER 30, 2020	6,971,874	$ 354,343	$ -	$ -	$ 920,192	$ (1,040,407)	$ 234,128

The accompanying notes are an integral part of these financial statements.

FORTA FINANCIAL GROUP, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDING SEPTEMBER 30, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	23,568
Non-cash items:		
Depreciation	$	4,964
Increase (decrease) in cash resulting from change in:		
Due from clearing house	$	29,401
Prepaid Expenses	$	14,937
Accrued revenue	$	(23,489)
Accounts payable	$	32,598
Accrued expenses	$	97,517
Commissions payable	$	(52,158)
Deposits	$	5,364
Payroll Advance	$	(14,354)
Related Party Receivables	$	(163,463)
Deferred Taxes	$	(108,537)
Taxes Payable	$	109,504
NET CASH USED FOR OPERATING ACTIVITIES	$	(44,148)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Computer Purchase	$	(865)
Loan to Financial Gravity	$	(20,000)
NET CASH USED FOR INVESTING ACTIVITIES	$	(20,865)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Dividends Paid	$	(75,000)
PPP Loan	$	377,700
NET CASH PROVIDED BY FINANCING ACTIVITIES	$	302,700
NET INCREASE IN CASH AND CASH EQUIVALENTS	$	237,687
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	$	224,137
CASH AND CASH EQUIVALENTS, END OF YEAR	$	461,824

The accompanying notes are an integral part of these financial statements.

FORTA FINANCIAL GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2020

1. Summary of Significant Accounting Policies

Organization

Forta Financial Group, Inc. (formerly Presidential Brokerage, Inc (the "Company") was incorporated in the state of California on June 25, 1991. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and with the Financial Industry Regulatory Authority ("FINRA"). The Company is also a member of the Securities Investor Protection Corporation ("SIPC"). The Company's securities activities is limited to introducing and forwarding securities on a fully disclosed basis to a carrying broker-dealer. The Company as a matter of policy does not hold funds or securities for customers or owe money or securities to customers.

Effective as of May 21, 2020 Forta Financial Group, Inc. merged with Financial Gravity Companies, Inc. ("FGCO"), and became a wholly owned subsidiary of FGCO following final regulatory approval by FINRA.

The accompanying financial statements of the Company have been prepared in accordance with the accounting principles generally accepted in the United States of America (GAAP).

Cash and Cash Equivalents

Investments with original maturities of three months or less are classified as cash equivalents. Cash Paid for income taxes during the year ended September 30,2020 was $11,000.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation is calculated principally by the straight-line method over a useful life of five to seven years. Leasehold improvements are amortized over the life of the lease. Maintenance and repairs are expensed as incurred. Major betterments are capitalized. The Company takes advantage of Internal Revenue Code Section 179 allowing depreciation write-offs of up to $1,000,000 in year of acquisition. This method of writing off up to $1,000,000 in the year of acquisition is not a generally accepted accounting principle; however, the GAAP calculated depreciation did not vary materially from the tax method considering the financial statements taken as a whole.

I. Summary of Significant Accounting Policies

Income Taxes

Effective October 1, 2019 the Company changed it tax status from an S Corporation to a C corporation for tax purposes.

Amounts owed for federal and state income taxes prior to the transaction with FGCO are recorded as federal and state tax liabilities in the statement of financial condition.

Subsequent to the transaction with FGCO, the Company is included in the consolidated tax return of FGCO. We calculate the provision for income taxes by using a "separate return" method. Under this method, we are assumed to file a separate return with the tax authority, thereby reporting our taxable income or loss and paying the applicable tax to or receiving the appropriate refund from FGCO. Our current provision is the amount of tax payable or refundable on the basis of a hypothetical, current-year separate return. We provide deferred taxes on temporary differences and on any carryforwards that we could claim on our hypothetical return and assess the need for a valuation allowance on the basis of our projected separate return results.

Any difference between the tax provision (or benefit) allocated to us under the separate return method and payments to be made to (or received from) FGCO for tax expense are treated as either dividends or capital contributions. Accordingly, the amount by which our tax liability under the separate return method exceeds the amount of tax liability ultimately settled as a result of using incremental expenses of FGCO is periodically settled as a capital contribution from FGCO to us.

Deferred taxes using the separate return method relate primarily to forgiveness of the PPP loan expected to occur in fiscal 2021 and accrued expenses that will be deducted on future tax returns.

Tax expense for the year ended September 30, 2020 consists of:

Current tax expense:	
Federal	$99,805
State	$21,596
Deferred tax expense:	
Federal	($89,103)
State	($19,434)
Total	$12,864

The Company records a liability for uncertain tax positions when it is more likely than not that a tax position would not be sustained if examined by the taxing authority. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. The Company's evaluation on September 30, 2020 revealed no uncertain tax positions that would have a material impact on the financial statements. The Company does not believe that any reasonably possible changes will occur within the next twelve months that will have a material impact on the financial statements.

Interest and penalties associated with the Company's tax positions are reflected as interest expense in the financial statements. There were no interest or penalties incurred during the fiscal year ended September 30, 2020.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of temporary cash investments. The Company restricts temporary cash investments to financial institutions with high credit standing. Such temporary cash investments are often in excess of the FDIC insurance limit.

Advertising Costs

Advertising costs are expensed as incurred.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Subsequent Events

Management has evaluated events thorough the auditors' report date, which is the date the financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.

Financial Advisory Services and Revenue Recognition

The Company offers clients a wide range of investment services that includes money management, comprehensive financial planning, and tax planning and preparation. Clients can choose from an array of services that best fits their situation, each having a separate fee structure. The annual fees for Investment Advisory Services for retail clients are based upon a percentage of assets under management and generally range from 0.50% to 2.00%. Some clients have elected to pay commissions in lieu of advisory fees. In those cases, the client does not pay an annual fee for Investment Advisory Services. Generally, fees for Investment Advisory Services are billed quarterly five days before each quarter-end with some accounts billed in arrears. The amounts due on these accounts are recorded as accrued revenue at September 30, 2020. Accrued revenue at September 30, 2019 was$21,017. Fees are calculated based upon the value plus accrued interest.

The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Brokerage Services and Insurance Revenue Recognition

The Company buys and sells securities and various insurance products on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to or from the customer.

The Company received revenue from the following sources during the fiscal year ending September 30,2020 including:

• Investment Advisory fees	$1,630,308
• Commission-based transactions	$1,179,505
• Insurance Revenue	$731,630
• Other Service Fee Revenue	$430,609
• Total Revenue	$3,972,052

2. Statutory Requirements

Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital of $100,000 and ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. On September 30, 2020, the Company's net capital was $427,728 and the aggregate indebtedness to net capital was 86.77%

The Company is exempt from certain provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Such exemption is in accordance with paragraph (k) (2) (ii) of the Rule.

3. Retirement Plan

The Company provides a 401 (k) profit sharing plan which covers substantially all employees. Participating employees may elect to contribute, on a tax-deferred basis, a portion of their compensation in accordance with Section 40 l (k) of the Internal Revenue Code. The Company does not match contributions.

4. Commitment and Contingencies

Lease Commitment

The Company entered into a third amendment to a non-cancellable lease for the Greenwood Village office effective September, 2013, referred to as an Expansion Lease for additional rentable space through May, 2021. Monthly base rent is $27,000.

The Company signed a lease agreement for an executive office in Colorado Springs effective July 2018 for a 6-month term and renewed for 6-month intervals through December 31, 2020. The monthly rent is $875.

The Company signed a sub-lease to relocate the Loveland office effective January 1, 2019 for a 14-month term expiring on February 29, 2020. The monthly rent is $5,363. A new lease was signed starting March I, 2020 through August 31, 2021 with a monthly rent of $6,426.

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in two noncancelable operating leases for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the total value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight• line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have Alease term of 12.months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term.

The Company has an obligation as a lessee for office space with initial noncancelable terms in excess of one year. The Company classified these leases as operating leases. These leases generally contain renewal options for periods ranging from two to five years. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

The components of rent expense for the year ended September 30, 2020 are as follows:

Operating lease cost	$395,797
Variable lease cost	$36,480
Total lease cost	$432,277

Amounts reported in the statement of financial condition as of September 30, 2020 were as follows:

Operating leases:

Operating lease ROU assets	$259,645
Operating lease liabilities	$259,645

Other information related to leases as of September 30, 2020 was as follows:

Weighted average remaining lease term: Operating leases	0.75 years
Weighted average discount rate: Operating leases	0%

Amounts disclosed for ROU assets obtained in exchange for lease obligations and reductions to ROU assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments.

Maturities of lease liabilities under noncancelable operating leases as of September 30, 2020 are as follows:

2021	$286,686
Total lease liabilities	$286,686

Contingencies

The Company is from time to time subject to claims and suits arising in the ordinary course of its business. The Company accrues for potential liabilities involved in these matters as they become known and can be reasonably estimated. For the fiscal year ended September 30, 2020, the Company has accrued a liability of $65,564 for potential claims. Management believes the accrual will be sufficient to satisfy any obligations from the claims, however, the ultimate amounts paid may differ from the amounts accrued by a material amount.

In the normal course of business, the clearing broker and the Company's activities will involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance sheet credit and market risks in the event the customer or counterparty is unable to fulfill its contractual obligations. Such risks may be increased by volatile trading markets.

5. Common Stock Issued and Repurchased

For the fiscal year ended September 30,2020 the company cancelled outstanding treasury stock in conjunction with the transaction with FGCO.

6. Related Party Transactions

The Company entered into several related party transaction for the fiscal year ended September 30,2020. The transactions include the following:

- Health insurance premiums for employees of FGCO that are not employees of the Company. These premiums were paid by the company and are booked as a receivable as of September 30, 2020 in the amount of $54,368.
- The Company had recognized revenue in the amount of $109,094 from an affiliate Sofos Investments that was booked as a receivable as of September 30, 2020.
- The company issued a loan to FGCO in the amount of $20,000 which is included in related party receivables. The advance does not accrue interest and has no stated maturity.

7. Paycheck Protection Program Loan

In April 2020 the Company was granted an unsecured loan in the amount of $377,700 under the Paycheck Protection Program. The firm has fulfilled its obligations related to the used of proceeds from the loan and has begun the process for forgiveness. The loan carries an interest rate of 1% an accrued interest will also be forgiven if all requirements are met. Any amounts not forgiven will be repaid in monthly installments through May 2022.

The company has elected to account for the loan under the provisions of ASC 470 to recognize the loan as a liability with interest over the life of the loan.

FORTA FINANCIAL GROUP, INC.

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL, MINIMUM NET CAPITAL REQUIRED, AND AGGREGATE INDEBTEDNESS

SEPTEMBER 30, 2020

COMPUTATION OF NET CAPITAL AND MINIMUM NET CAPITAL REQUIRED

STOCKHOLDERS' EQUITY	$234,128
DEDUCTIONS:	
Non-allowable assets	(184,100)
ADDITIONS	
PPP Loan	$377,700
NET CAPITAL	$427,728
MINIMUM NET CAPITAL REQUIRED (greater of 6-2/3% of aggregate indebtedness or $100,000)	$100,000

AGGREGATE INDEBTEDNESS

TOTAL AGGREGATE INDEBTEDNESS	$371,150
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	86.77

There were no material differences between the above net capital computation and the corresponding computation included in the Company's Form X-17A-5 Part IIA.

weaver
Assurance • Tax • Advisory

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
Forta Financial Group, Inc.

We have reviewed management's statements, included in the accompanying Forta Financial Group Inc.'s (the Company) Assertions Regarding Exemption Provisions, in which (1) the Company identified the following provisions of 17 C.F.R. §240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions without exception for the twelve-month period from October 1, 2019 through September 30, 2020. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Fort Worth, Texas
December 18, 2020

SCHEDULE I

PRESIDENTIAL BROKERAGE, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

SEPTEMBER 30, 2020

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, since the Company's activities are limited to those which qualify for an exemption under paragraph (k) (2) (ii) of the Rule.

SCHEDULE II

FORTA FINANCIAL GROUP, INC.;

ASSERTIONS REGARDING EXEMPTION PROVISIONS.

We, as members if management of Forta Financial Group, Inc. (the "Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities and Exchange Commission 9"SEC") and the broker or dealer's designated examining authority ("DEA"). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based on a review of the assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the twelve-month period from October 1, 2019 through September 30, 2020.

Forta Financial Group, Inc.

By:

Anthony Campen, CEO

Name and Title

December 18, 2020

Date

weaver
Assurance • Tax • Advisory

Report of Independent Registered Public Accounting Firm
On Applying Agreed-Upon Procedures

To the Board of Directors and Shareholder
Forta Financial Group, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Forta Financial Group, Inc. (Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended September 30, 2020. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended September 30, 2020, with the Total Revenue amounts reported in Form SIPC-7 for the year ended September 30, 2020 noting a difference of $1;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting SIPC-7 Form line 2c(9)(ii) for $21,254 is not included in the total deductions amount for section 2c.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended September 30, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Fort Worth, Texas
December 18, 2020

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 2020
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

43930 FINRA SEP
FORTA FINANCIAL GROUP, INC.
5445 DTC PKWY STE 1100
GREENWOOD VILLAGE, CO 80111-3056

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $1030
   B. Less payment made with SIPC-6 filed (exclude interest) (818)
      5/21/2020
      Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment) 212
   E. Interest computed on late payment (see instruction E) for______days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $212
   G. PAYMENT: √ the box
      Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐
      Total (must be same as F above) $ 212
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Forta Financial Group
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 12 day of November, 20 20.

CEO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 10/01/2019 and ending 9/30/2020

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$3,972,051
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	3,124,790
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	160,568
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $21,254	
Enter the greater of line (i) or (ii)	21,254
Total deductions	3,285,358
2d. SIPC Net Operating Revenues	$686,693
2e. General Assessment @ .0015	$1030
	(to page 1, line 2.A.)